UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response 2.50
FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Selina Hospitality PLC
Full Name of Registrant

Former Name if Applicable

27 Old Gloucester Street
Address of Principal Executive Office (Street and Number)

London, WC1N 3AX, United Kingdom
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Selina Hospitality PLC (the “Company”), a foreign private issuer, was unable to file its 2023 annual report on Form 20-F (“2023 20-F”) on or before the April 30, 2024 filing deadline without unreasonable effort or expense. The primary reasons for the delay are set out below.

First, as disclosed in the Report on Form 6-K issued by the Company on October 18, 2023, the Company appointed BDO LLP (“BDO”) as its new independent registered public accounting firm to undertake the audit of its 2023 year-end financial statements under Public Company Accounting Oversight Board standards (“PCAOB”). As a result, the Company’s auditors were not able to commence planning their 2023 audit work until late 2023.

Second, during the third and fourth quarters of 2023 and early 2024, the management team of the Company was focused on the critical fundraising and liability restructuring transactions that closed in late January 2024, as set out in the Report on Form 6-K issued on January 26, 2024, and paused the audit work during this period. This meant that the Company was not able to complete certain of its year-end processes by the end of 2023, including certain external tax accounting and valuation analyses, which resulted in the Company’s auditors not being able to recommence their 2023 audit work until February 2024.

In light of the foregoing and since the group currently operates in over 20 countries and the 2023 PCAOB audit is the first one conducted by BDO in relation to the Company and given the complex fundraising and liability restructuring transactions completed by the Company in 2023 and early 2024, the Company and its auditors, to date, have not had sufficient time to complete their required processes and procedures in order for them to finalize the 2023 year-end PCAOB audit, thereby preventing the Company from filing its 2023 20-F by the April 30, 2024 filing deadline.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathon Grech Chief Legal Officer & Company Secretary		+44 753 446 0715
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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PART IV(3) – NARRATIVE

The Company’s financial statements for the year ended December 31, 2023 are anticipated to reflect significant changes in the results of operations as compared to the year ended December 31, 2022 primarily due to increased occupancy rates, the implementation of certain “path to profitability” initiatives, such as exiting certain underperforming properties and the reduction of certain corporate overhead costs offset by the increase of certain legal and other advisor costs incurred in connection with the fundraising and liability restructuring transactions undertaken by the Company during the year.

In particular, the consolidated total revenue of the group and the total loss from operations activity (before impairment, government grants and COVID-related concessions) are estimated to reflect improvements compared to the year ended December 31, 2022, including an estimated increase in total revenue of approximately 10% and estimated decrease in the total loss from operations activity (before impairment, government grants and COVID-related concessions) of approximately 11%, respectively.

The financial information set out above is unaudited and preliminary and as such, is subject to, among other things, the completion of the Company’s 2023 audit. The Company is unable to provide the estimated 2023 results below “loss from operations activity (before impairment, government grants and COVID-related concessions)” until certain external tax accounting and impairment analyses and valuations of financial instruments have been completed, the completion of which could result in significant differences in the Company’s “net loss” as compared to the year ended December 31, 2022.

Forward-Looking Information

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “preliminary” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Form 12b-25 should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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Selina Hospitality PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2024	By:	/s/ Jonathon Grech
Jonathon Grech, Chief Legal Officer & Company Secretary

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the Form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6.	Interactive data submissions. This Form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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